SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

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press release

1 February, 2011

BP RESUMES DIVIDEND PAYMENTS, TARGETS INVESTMENT
ON DELIVERING VALUE THROUGH LONG TERM GROWTH,
WILL REDUCE NORTH AMERICAN REFINING FOOTPRINT

BP today announced that it plans to resume the payment of quarterly dividends, which were suspended in June 2010 following the oil spill in the Gulf of Mexico. It also set out its strategic agenda to deliver higher value for shareholders through increased investment in new access and long-term growth opportunities and more active portfolio management, which will underpin a return to a progressive dividend policy. Consistent with this agenda and aligned with changing trends in global demand, the company also announced plans to divest half of its US refining capacity.

In an update to investors later today, BP will confirm that its immediate priority is to complete the process of embedding world-class safety and operational risk management at the heart of the group's approach to all its activities and throughout all its operations. It will also reconfirm its commitment to meet all of its obligations arising from the Gulf of Mexico oil spill and in relation to the Texas City refinery, ensuring that the lessons it has learnt from the oil spill are applied across BP and shared effectively with industry and governments worldwide.

Beyond this, the company will set out its agenda to rebuild its reputation and deliver sustainable value growth for its shareholders.

"2010 will rightly be remembered for the tragic accident and oil spill in the Gulf of Mexico and it is clear that as a result BP is a company in transition. I am determined that we will emerge from this episode as a company that is safer, stronger, more sustainable, more trusted and also more valuable," said BP group chief executive Bob Dudley.

"2011 will be a year of recovery and consolidation as we implement the changes we have identified to reduce operational risk and meet our commitments arising from the spill. But it will also be a year in which we have the opportunity to reset the company, adjusting the shape of our business, and focus on growing value for shareholders."

BP intends to increase significantly its investment in exploration and to focus its upstream business on significant opportunities in key oil and gas basins. It will seek new partnership opportunities where its capabilities and experience can add distinctive value. It will continue to refocus its portfolio for growth and divest assets worth more to others than itself, thereby unlocking value for shareholders.

In the downstream, BP plans to reshape its business to reflect better the changing patterns of worldwide energy demand, concentrating on growth opportunities in developing and emerging markets while rationalising and focussing its business in mature areas.

The company today announced its intention to divest two of its US refineries - Texas City and Carson along with its associated marketing interests - while continuing to improve its other more competitive refineries in the US. It intends to divest the assets as going concerns and, subject to regulatory and other approvals, expects to complete their sale by the end of 2012. BP has also reiterated its commitment to implement the recommendations of the BP US Refineries Independent Safety Review Panel which followed the 2005 Texas City refinery explosion.

Alongside the announcement of BP's fourth quarter and full year results for 2010, the company also said it will pay a dividend of 7 cents a share for the fourth quarter of 2010.

Commenting on the decision, BP chairman Carl-Henric Svanberg said: "We believe now is the right time to resume payment of a dividend to our shareholders. We have chosen a prudent level that reflects the company's strong underlying financial and operating performance but also recognises the need to fully meet our obligations in the Gulf of Mexico and to maintain financial flexibility." The company said that it intends to grow the dividend level over time, in line with the improving circumstances of the company.

BP's underlying replacement cost profit for the fourth quarter of 2010 was $4.4 billion before non-operating items and fair value accounting effects. For the full year, the reported result was a loss of $4.9 billion, including a total pre-tax charge related to the Gulf of Mexico oil spill of $40.9 billion.

BP remains on track to meet its target of up to $30 billion of divestments by the end of 2011, having concluded agreements for divestments totalling around $22 billion by the end of 2010. The divestments agreed so far are expected to deliver disposal proceeds more than double their current book value, once completed. The divestment programme has not included any of BP's inventory of future major upstream projects, resulting in a more focussed portfolio with the potential for higher growth from a smaller base.

BP's oil and gas production in 2011 is expected to be impacted by the ongoing divestment programme, higher turnaround activity as long-term integrity programmes are delivered and lower production from the Gulf of Mexico. In total, 2011 production is expected to be around 3.4 million barrels of oil and gas equivalent (boe) a day. For 4Q 2010, BP's production averaged 3.67 million boe a day, 9 per cent lower than 2009, reflecting higher turnaround activity, particularly in the North Sea and Angola, and the continued impact of the Gulf of Mexico drilling moratorium.

BP's reserves replacement ratio, excluding acquisitions and divestments, for 2010 was 106 per cent - the 18th consecutive year that BP has reported a ratio of over 100 per cent - and its resource replacement ratio was 470 per cent. These additions extended BP's inventory life from 43 to 48 years. Final investment decisions were taken on 15 projects during the year.

In 2010, BP entered into agreements and obtained licences to gain new access in basins worldwide including Brazil, the South China Sea, Indonesia, Azerbaijan, the UK and, more recently in 2011, Australia and, subject to government approvals, Angola.

The ground-breaking alliance between Rosneft and BP, announced in January 2011, is a key step forward in BP's strategy to seek material positions in the world's leading hydrocarbon basins, based on relationships of mutual advantage. The alliance offers BP a world-class opportunity to work in the Russian Arctic, and the two companies have agreed to seek additional opportunities for international collaboration. TNK-BP continues to perform strongly, growing onshore production as output from greenfield projects ramps up, and developing business internationally. The venture will continue to seek long-term growth such as preparing for developments in the Yamal peninsula.

Organic capital expenditure for 2011 is expected to be around $20 billion, an increase from $18.2 billion in 2009. BP intends to retain financial flexibility by maintaining a significant liquidity buffer and reducing debt levels to a gearing ratio of between 10 and 20 per cent. Total cash held at the end of 2010 was over $18 billion.

BP's top priority will remain safety and operational risk management. This will be driven through the new Safety and Operational Risk organisation and the continued implementation of the common Operating Management System (OMS) across the group. BP has introduced a new performance management process for 2011, requiring all employees explicitly to focus on safety, compliance and risk management priorities. The company is also carrying out an extensive review of how it manages third-party contractors.

In its upstream business BP's framework for growth will be focused on delivering value rather than volume. This will be achieved by actively managing its portfolio, investing in new access and in increased exploration, and building an enduring presence in key oil and gas basins by making the right investment choices. This will be supported by deep sustainable relationships with partners including national oil companies.

The group's upstream portfolio today includes an un-matched position in Russia, an industry-leading resource position in the North Sea, Angola, the US - including the Gulf of Mexico deepwater - and strong positions in North Africa, the Caspian, the Far East and Trinidad. BP will also continue to gain access to new opportunities. Over the next six years, BP plans to start-up a total of 32 projects, which are expected to contribute around one million barrels a day of new production by the end of 2016, generating significant cashflow and value.

BP intends to focus its downstream business worldwide around integrated positions and higher performing assets and businesses which can deliver growth and attractive returns. The sale of the two US refineries will make BP the smallest refiner among its international competitors, with a portfolio focussed on fewer but larger and higher quality refineries and related marketing networks. Outside the US, BP will continue to upgrade its fuels value chain businesses and explore potential new investment opportunities in high growth markets such as Asia. It also plans to continue to grow its high-performing lubricants and petrochemicals businesses.

"After ensuring we meet all our commitments, we are refocussing BP so that we can increase our investment in its future; investing in reducing risk, in exploration, in new projects, in emerging economies, and in new strategic partnerships," said Dudley. "In this way I believe we will create a BP that is both safer and stronger, one that rebuilds value and trust for the long term by doing the right things and doing them well."

Further information:

BP press office, London: +44 20 7496 4076
bppress@bp.com
- ENDS -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 February 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary